SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 17 February 2015

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Final Results

Exhibit No: 99.1

InterContinental Hotels Group PLC
Preliminary Results for the year to 31 December 2014
Excellent year with strong financial performance and continued delivery of winning strategy

Financial summary1	Reported			Underlying at FY13 constant rates2
	2014	2013	% Change	2014	2013	% Change
Revenue	$1,858m	$1,903m	(2)%	$1,667m	$1,573m	6%
Fee Revenue3	$1,255m	$1,176m	7%	$1,261m	$1,176m	7%
Operating profit	$651m	$668m	(3)%	$648m5	$591m	10%
Adjusted EPS	158.3¢	158.3¢	-	155.4¢	138.5¢	12%
Basic EPS4	158.3¢	140.9¢	12%	-	-	-
Total dividend per share	77.0¢	70.0¢	10%	-	-	-
Net debt	$1,533m	$1,153m	-	-	-	-

1All figures before exceptional items unless otherwise noted.  2Excluding owned asset disposals, significant liquidated damages, and results from managed lease hotels, at constant FY13 exchange rates (CER).  Underlying adjusted EPS based on underlying EBIT, effective tax rate, and reported interest at actual exchange rates.  3Group revenue excluding owned & leased hotels, managed leases and significant liquidated damages.  4After exceptional items.  5Underlying operating profit of $639m at actual FY14 exchange rates.

Richard Solomons, Chief Executive of InterContinental Hotels Group PLC, said:
"2014 was an excellent year for IHG as we delivered against our long-term winning strategy for high quality growth.  We achieved strong RevPAR performance of 6.1%, and our best net system size growth since 2009 of 3.4%, increasing our operating profit on an underlying2 basis by 10%.

We remain committed to reducing the capital intensity of the business and maintaining an efficient balance sheet with disposal proceeds received in the year of almost $400m and shareholder returns, including ordinary dividends, of over $1bn.  We are proposing an increase in the total dividend for the year of 10%.

We expanded our brand portfolio and strengthened our position in boutique hotels, the fastest growing segment in the industry over the last five years, with the acquisition of Kimpton Hotels & Restaurants.  The first properties for our innovative, consumer focused, EVEN Hotels and HUALUXE Hotels and Resorts brands are now open.  Significant growth milestones were achieved across our established brands as we continue to strengthen our scale positions in the most important global markets.

Looking into 2015, we face many macroeconomic and geopolitical uncertainties, but are confident that our strategy for high quality growth coupled with the momentum in the business positions us well for continued strong performance."

Financial Highlights
•      Strong underlying financial performance
-     Strong annual RevPAR performance with global comparable RevPAR up 6.1%, led by 7.4% growth in the Americas.  Q4 global comparable RevPAR growth of 5.1%, with 7.0% growth in the Americas.
-     $23bn total gross revenue from hotels in IHG's system (up 6% year on year; 7% CER).
-     Underlying2 fee revenue up 7% and operating profit up 10% driven by strong trading and enhanced productivity.  Reported operating profit down 3% reflecting owned hotel disposals and 2013 liquidated damages.
-     Group fee-based margin up 1.5%pts to 44.7%, benefiting from strong growth in our scale markets.  We will continue to invest for long-term growth in developing markets in 2015.

Strategic Progress
•      Enhancing our portfolio of preferred brands
-     Significant milestones reached across our brand family including the 400th Crowne Plaza, the 200th Staybridge Suites, the 60th Hotel Indigo in its 10th anniversary year, opening of the first two properties for the wellness-focused EVEN Hotels, and over 100 open and pipeline hotels for the Holiday Inn Express brand in China.
-     Acquisition of Kimpton Hotels & Restaurants LLC ("Kimpton") completed in January 2015.  Along with Hotel Indigo and EVEN Hotels, creates industry's leading lifestyle & boutique business with over 200 open and pipeline hotels.
-     First hotel for the HUALUXE Hotels and Resorts brand opened in February 2015.

•      Building and leveraging scale
-     710k rooms open at year end (722k including Kimpton) as we delivered our strongest net system size growth since 2009 of 3.4% with 41k rooms opened, and 18k rooms removed.
-     Highest signings in six years of 70k rooms into our 194k room pipeline (197k including Kimpton).
-     85% of open rooms and 89% of pipeline in our 10 priority markets.
-     5% share of global industry supply, 13% share of active industry pipeline; well positioned to drive future growth.

•      Driving revenue delivery through technology and digital channels
-    71% room revenue delivered by direct and indirect channels, including $4bn of digital revenues.  50% growth in mobile bookings to over $900m.
-    Increased personalisation and redemption offers for 84m IHG Rewards Club members.
-    Improved our number one rated mobile app with launch of mobile check-in and check-out at over 500 hotels.
-    Established strategic relationship with Amadeus to develop innovative and efficient technology solutions.

•      Commitment to efficient balance sheet and driving shareholder returns
-    Year end net debt / EBITDA of 2.1x; 2.6x following completion of Kimpton acquisition.
-    Over $1bn returned to shareholders during 2014; 11% increase in final dividend to 52¢.

Americas - Excellent RevPAR performance and highest signings in 6 years
The Americas is our largest region, contributing 68% of our operating profit before central overheads in the year.  The US contributes over 80% of our fee revenues in the Americas, where we also focus on growth in Mexico, Canada, and Latin America.  In the US, we have driven strong growth in RevPAR in a favourable supply and demand environment.

Comparable RevPAR increased 7.4%, driven by rate growth of 3.7%; fourth quarter RevPAR increased 7.0%.  In the US, RevPAR was up 7.5% in both the full year and fourth quarter.  Strong performance across all our brands was driven by continued demand growth set against limited supply increases, with like-for-like growth in the fourth quarter benefiting from the Government shut down in 2013.

On an underlying1 basis, revenue was up 10% and operating profit was up 8% driven predominantly by strong RevPAR growth in the fee business and an increase in net rooms.  Regional overheads of $65m increased following investment in our development and quality teams, and unusually high healthcare costs.  Underlying1 owned profits exhibited high growth due to post refurbishment performance at Holiday Inn Aruba and strong trading at the InterContinental Boston.  Reported revenue decreased 5% to $871m and operating profit decreased 1% to $544m due to the sale of owned assets and significant liquidated damages of $31m received in 2013 (versus $7m in 2014).

We opened 21k rooms (178 hotels) including the 492-room Holiday Inn Financial District in Manhattan, one of 64 hotels opened in the fourth quarter.  We also opened the first two hotels for the EVEN Hotels brand in June, which have received consistently excellent guest feedback.  The removal of 12k rooms (95 hotels), over 30% fewer than in 2013, demonstrates our continued commitment to quality.

We signed 38k rooms (319 hotels), our best performance for six years and 12% up versus 2013.  Signings in the year included a 900-room new build InterContinental hotel in Los Angeles, which will be our largest for the brand in the US, the 777-room Holiday Inn Resort Nickelodeon Suites, one of over 200 Holiday Inn brand family signings, and Crowne Plaza Atlanta - Midtown, which also opened in the year, and is one of 10 signings for the brand.

2015:
Key performance indicators for Kimpton will be reported from the first quarter and profit and loss information will be consolidated in Americas managed from half year results.  The refurbishment of InterContinental New York Barclay is progressing well and the hotel is expected to reopen in 2016.  We incurred costs of $5m in relation to our 20% joint venture share of the hotel's operating expenditure (reflected in Americas managed operating profit), and we expect a similar cost in 2015, as previously indicated.

Europe - Strong trading performance in the UK and Germany
Europe contributed 11% of our operating profit before central overheads in the year.  Our business in Europe is focused on growth in our priority markets of the UK, Germany, Russia and the CIS, and the top 50 European cities, which contribute approximately 85% of our total fee revenues in the region.

Comparable RevPAR increased 5.1% with growth in both ADR and occupancy; fourth quarter RevPAR increased 4.2%. Trading was particularly strong in the UK, up 8.9%, with low double digit growth in the provinces and high single digit growth in London.  Germany also performed well with RevPAR up 4.1%.  We outperformed the industry in Russia and the CIS, but fee income declined by $3m in 2014, due to the challenging economic environment and currency devaluation in the second half.

On an underlying1 basis, revenue increased 1% and operating profit increased 3%.  This reflects good growth in the franchise business, which delivered 11% operating profit growth.  This was partially offset by a decline in profit at InterContinental Paris - Le Grand, during the refurbishment of its historic Salon Opera ballroom in the first half of 2014.  Reported revenue decreased 7% (7% CER) to $374m and operating profit decreased 15% (13% CER) to $89m due to the disposal of owned assets and receipt of significant liquidated damages in 2013.

Openings of 5k rooms (35 hotels) included two landmark InterContinental hotels; one in Dublin, Ireland, which was both signed and opened in December and the other in Lisbon, Portugal.  We also opened four new properties for the Hotel Indigo brand in prime city locations of Paris, Madrid, Rome and St Petersburg.  We signed 8k rooms (48 hotels) into our pipeline, including 2k rooms (12 hotels) in Germany, our strongest ever level of signings in the market driven by our multi-development agreement partners and the use of recyclable capital investment.

2015:
We have recently streamlined our mainstream Europe managed business, which will result in the transfer of most of our UK managed hotels to franchise contracts, and allows us to accelerate the growth of our business in this priority market.  21 hotels transferred during 2014, and the balance will transfer in 2015.  If this change had been in place for the full year, managed and franchised EBIT would have been $8m lower and $10m higher respectively, and we expect UK franchised income from these hotels to rise by a further $3m in the medium-term as a result of these changes.

1 Excluding owned asset disposals, significant liquidated damages, and results from managed lease hotels, at constant FY13 exchange rates (CER).

AMEA - Robust performance led by RevPAR growth in established markets
AMEA contributed 10% of our operating profit before central overheads in the year.  Our Asia, Middle East & Africa region is our most diverse, including the developed markets of the Middle East, Australia and Japan, and developing markets such as Indonesia and India.  54% of our open hotels in the region are in developed markets, whereas 77% of our pipeline is in developing markets.

Comparable RevPAR increased 3.8% driven by 2.4% rate growth, with fourth quarter RevPAR up 3.1%.  Total RevPAR was up 2.2% as hotels opened in developing markets with lower RevPAR.  Our performance was led by the Middle East, up 5.6%, driven by solid performance in Saudi Arabia and recovery in Egypt, and Indonesia, up 9.1%.  This was supported by positive trading in the mature markets of Japan, which grew by 6.7%, and Australia, which grew by 3.9%. Elsewhere, both India and South East Asia exhibited steady growth, with the exception of Thailand which suffered from political instability in the first half of the year and saw a double digit decline in RevPAR.

On an underlying1 basis, revenue was up 2% and operating profit up 5%.  This reflects solid like-for-like performance in our fee-based business, partially offset by investment in long-term business development and the political unrest in Thailand.  Reported revenue increased 5% (10% CER) to $242m and operating profit decreased 2% (up 1% CER) to $84m, impacted by the receipt of $6m in liquidated damages during 2013.

We opened 4k rooms (19 hotels) including nine hotels in our focus markets of Indonesia and India, and the iconic InterContinental Double Bay Sydney. We signed 8k rooms (32 hotels), including the second Hotel Indigo property in the Middle East, a 1,000-room Holiday Inn in Manila and four InterContinental hotels across the region.

2015:
Investment into long-term business development will continue, and combined with a small number of minor refurbishments and contract renewals will have an approximately $3m negative impact on 2015 operating profit.

Greater China - Record year for openings and 9.5% fee revenue growth in our 30th anniversary year
Greater China contributed 11% of our operating profit before central overheads in the year.  Over the last 30 years, we have developed the leading managed hotel business in Greater China with 78k rooms open and a further 54k rooms in the pipeline.  We achieved our highest ever openings in the year of 11k rooms, increasing our system size by 14%, whilst signing 16k rooms, our best year for hotel signings since 2007.  Having originally developed our business in tier one cities and the eastern seaboard, our more recent growth has focused on tier two and three cities.  Tier two and three cities will generate long-term demand growth in the region and now represent two-thirds of our open rooms and over 90% of our pipeline rooms.

Comparable RevPAR increased 1.6%, led by an improvement in occupancy, with fourth quarter RevPAR down 2.0%.  Total RevPAR declined by 3.4% as hotels opened in lower RevPAR markets.  Our performance was significantly ahead of the industry, reflecting IHG's scale and operational excellence in the region, and was achieved in a challenging environment with slower macro-economic conditions, government austerity measures and protests in Hong Kong.  Trading was strongest in tier one cities, especially Shanghai and Guangzhou, which benefited from high levels of transient and corporate business.  Tier two and three cities continue to see strong levels of demand growth, but have been impacted by higher levels of new supply as these markets develop.

Reported revenue increased 3% (3% CER) to $242m driven by fee revenue up 9.5%, and operating profit was up 9% (10% CER) to $89m.  Managed profit was up 24% to $63m, reflecting improvements in operating margin, 15% net room growth, and a small number of one-off items that contributed approximately $5m to EBIT.  This was partially offset by performance of our owned InterContinental hotel in Hong Kong where operating profit fell $5m, due to the continuing redevelopment of the area adjacent to the hotel and protests in central Hong Kong.

We opened our 50th Holiday Inn Express hotel in 2014 and with 50 more in the pipeline, Holiday Inn Express is the largest international limited service brand in China.  In February 2015, we opened our first hotel for the HUALUXE Hotels and Resorts brand, which is based on four key priorities that Chinese guests want and that IHG identified through an in depth Chinese consumer insights study.

2015:
We will invest a further $5m into regional overheads in our China business in 2015, particularly for the training and development of the highly skilled workforce needed to deliver our service commitment at our hotels, thereby allowing us to outperform for our owners, and grow our share of new hotels being developed.

1 Excluding owned asset disposals, significant liquidated damages, and results from managed lease hotels, at constant FY13 exchange rates (CER).

Capital allocation - commitment to efficient balance sheet and investing for growth
•      Reducing the asset intensity of the business - progress on asset disposals
-     Disposals of InterContinental Mark Hopkins San Francisco and an 80% interest in InterContinental New York Barclay completed in the first half of the year, with net cash proceeds of $346m.
-     We accepted an offer of €330m for InterContinental Paris - Le Grand in the fourth quarter and proceeds are expected to be received in the first half of 2015.

•      Investing for growth
-     Acquisition of Kimpton Hotels & Restaurants LLC for $430m closed in January 2015.
-     $271m gross capital expenditure in 2014 comprised: $154m maintenance capex and key money; $60m recyclable investments; and $57m system funded capital investments.  $48m proceeds received from other assets and $20m system fund depreciation received via working capital, resulting in $203m of net capital expenditure.
-     Gross capex guidance remains unchanged at up to $350m per annum into the medium term.

•      Shareholder returns - over $1bn returned to shareholders in 2014
-     Final dividend increase proposed of 11% to 52¢, which equates to a full year dividend of 77¢, up 10%, reflecting the cash generative nature of our business model.
-     $763m returned to shareholders in July via $2.93 per share special dividend with 12 for 13 share consolidation and $500m share buyback programme completed, with 3.4m shares repurchased for $110m in the first half.

•      Efficient balance sheet provides flexibility
-     Year-end net debt of $1,533m (including $218m finance lease on InterContinental Boston) is up $380m on 2013 due to the return of funds to shareholders, partially offset by proceeds from asset disposals.
-     Year-end borrowings position represents a net debt / EBITDA ratio of 2.1x, 2.6x on a pro forma basis including the $430m acquisition of Kimpton in January 2015.

Foreign exchange - volatile currency markets impact reported profit
Foreign exchange movements impacted 2014 reported profit by approximately $9m; underlying1 operating profit of $648m would have been $639m at actual 2014 exchange rates.  This was driven by a weakening of certain currencies in Europe and AMEA versus the dollar, which reduced reported revenue, whilst the British pound appreciated in the first half increasing reported overheads.

Currency markets have been volatile in recent months with a significant strengthening of the US dollar, and we expect foreign exchange to have a continued impact on 2015 reported profit.  If the prevailing exchange rates at the end of January 2015 had existed throughout 2014, 2014 reported operating profit would have reduced by a further $7m.

Interest, tax, and exceptional items
Interest: Net financial expenses increased by $7m to $80m reflecting an increase in average net debt levels following the payment of the special dividend, and the foreign exchange translation impact on interest on the two sterling denominated bonds.  Financing costs include $19m in respect of the finance lease on InterContinental Boston.

Tax: Effective rate for 2014 is 31% (2013: 29%). 2015 tax rate expected to be low to mid 30s, as previously guided.
Exceptional operating items: Net exceptional operating gain of $29m for the full year comprised: $130m net gain on asset disposals; $14m charge relating to changes to the Venezuelan currency exchange rate; $29m charge relating primarily to structural efficiency programmes across IHG's Global Human Resources and Technology functions; $6m from a partial cash-out of the UK unfunded pension arrangements; $45m charge for restructuring the UK managed hotel portfolio; and $7m Kimpton acquisition transaction costs.

1 Excluding owned asset disposals, significant liquidated damages, and results from managed lease hotels, at constant FY13 exchange rates (CER).

Appendix 1: RevPAR Movement Summary
	Full Year 2014			Q4 2014
	RevPAR	Rate	Occ.	RevPAR	Rate	Occ.
Group	6.1%	2.7%	2.2pts	5.1%	2.4%	1.7pts
Americas	7.4%	3.7%	2.4pts	7.0%	3.6%	2.0pts
Europe	5.1%	2.3%	1.9pts	4.2%	2.5%	1.1pts
AMEA	3.8%	2.4%	1.0pts	3.1%	1.5%	1.2pts
G. China	1.6%	(2.3)%	2.4pts	(2.0)%	(3.4)%	1.0pts

Appendix 2: Full Year System & Pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	41,052	(17,630)	23,422	710,295	3.4%	69,696	193,772
Americas	20,823	(12,230)	8,593	460,017	1.9%	38,108	86,195
Europe	5,353	(3,211)	2,142	104,208	2.1%	7,804	18,893
AMEA	4,228	(1,190)	3,038	67,876	4.7%	8,030	34,346
G. China	10,648	(999)	9,649	78,194	14.1%	15,754	54,338

Appendix 3: Full Year financial headlines
Operating Profit $m	Total		Americas		Europe		AMEA		G. China		Central
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Franchised	639	595	544	499	78	79	12	12	5	5	-	-
Managed	228	247	47	74	30	30	88	92	63	51	-	-
Owned & leased	77	111	18	30	14	30	3	4	42	47	-	-
Regional overheads	(138)	(130)	(65)	(53)	(33)	(34)	(19)	(22)	(21)	(21)	-	-
Profit pre central overheads	806	823	544	550	89	105	84	86	89	82	-	-
Central overheads	(155)	(155)	-	-	-	-	-	-	-	-	(155)	(155)
Group Operating profit	651	668	544	550	89	105	84	86	89	82	(155)	(155)

Appendix 4: Constant exchange rate (CER) and underlying operating profit movement before exceptional items

	Total***		Americas		Europe		AMEA		G. China
Reported	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**	Actual*	CER**
Growth/ (decline)	(3)%	(1)%	(1)%	(1)%	(15)%	(13)%	(2)%	1%	9%	10%

Underlying**** Growth/ (decline)	Total***		Americas		Europe		AMEA		G. China
	10%		8%		3%		5%		10%
Exchange rates:	GBP:USD	EUR:USD	* US dollar actual currency
2014	0.61	0.75	** Translated at constant 2013 exchange rates
2013	0.64	0.75	*** After central overheads
			**** At CER and excluding: owned asset disposals, results from managed lease hotels and significant liquidated damages (see below for definitions)

Appendix 5: Definitions
CER: constant exchange rates with FY13 exchange rates applied to FY14.

Comparable RevPAR: Revenue per available room for hotels that have traded for a full 12 months in FY13 and FY14, reported at CER.

Fee revenue: Group revenue excluding owned & leased hotels, managed leases and significant liquidated damages.

Fee margin: adjusted for owned and leased hotels, managed leases and significant liquidated damages.

Managed lease hotels: properties structured for legal reasons as operating leases but with the same characteristics as management contracts

Americas: Revenue 2014 $38m; 2013 $34m; EBIT 2014 $nil, 2013 $nil. Europe:  Revenue 2014 $90m; 2013 $89m; EBIT 2014 $2m, 2013 $2m. AMEA: Revenue 2014 $41m; 2013 $21m; EBIT 2014 $4m, 2013 $1m.

Owned asset disposals: InterContinental Mark Hopkins San Francisco was sold on 27 March 2014 (2014: $9m revenue and $nil EBIT, 2013: $43m revenue and $6m EBIT); 80% of IHG's interest in the InterContinental New York Barclay was disposed of on 31 March 2014 retaining the remaining 20% in a joint venture (2014: $14m revenue and $(1)m EBIT, 2013: $75m revenue and $14m EBIT) and InterContinental London Park Lane was sold on 1 May 2013 (2013: $22m revenue and $8m EBIT).

Significant liquidated damages: $7m in 2014 ($4m Americas franchised in Q1, $3m Americas franchised in Q2); $46m in 2013 ($31m Americas managed in Q1, $9m Europe franchised in Q2, $6m AMEA managed in Q4).

Total gross revenue: total rooms revenue from franchised hotels and total hotel revenue from managed, owned and leased hotels. It is not revenue attributable to IHG, as it is derived mainly from hotels owned by third parties. The metric is highlighted as an indicator of the scale and reach of IHG's brands.

Total RevPAR: Revenue per available room including results from hotels that have opened or exited in either FY13 or FY14, reported at CER.

Appendix 6: Investor Information for proposed 2014 final dividend
Ex-dividend date:	2 April 2015	Record date:	7 April 2015
Payment date:	15 May 2015	Dividend payment:	Ordinary shares: 33.8 pence per share; ADRs: 52.0 cents per ADR

For further information, please contact:
Investor Relations (David Kellett; Emma Parker; Matt Woollard):	+44 (0)1895 512 176	+44 (0)7808 098 724
Media Relations (Yasmin Diamond; Zoë Bird):	+44 (0)1895 512 008	+44 (0)7736 746 167

Presentation for Analysts and Shareholders:
A presentation with Richard Solomons, Chief Executive Officer and Paul Edgecliffe-Johnson, Chief Financial Officer will commence at 9:30am UK time on 17 February at Goldman Sachs, Rivercourt, 120 Fleet Street, London, EC4A 2BE.  There will be an opportunity to ask questions.  The presentation will conclude at approximately 10:30am.

There will be a live audio webcast of the results presentation on the web address www.ihgplc.com/prelims15.  The archived webcast of the presentation is expected to be on this website later on the day of the results and will remain on it for the foreseeable future.  There will also be a live dial-in facility:

UK toll: UK toll free: US toll: Passcode:	+44 (0)20 3003 2666 0808 109 0700 +1 646 843 4608 IHG Investor
A replay of the conference call will also be available following the event - details are below.
Replay: Pin:	+44 (0)20 3350 6902 4028159

US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 9:00am Eastern Standard Time on 17 February with Richard Solomons, Chief Executive Officer and Paul Edgecliffe-Johnson, Chief Financial Officer. There will be an opportunity to ask questions.

UK toll: US toll: US toll free: Passcode:	+44 (0)20 3003 2666 +1 646 843 4608 +1 866 966 5335 IHG Investor
A replay of the conference call will also be available following the event - details are below.
Replay: Pin:	+44 (0)20 3350 6902 3290546
Website: The full release and supplementary data will be available on our website from 7:00am (London time) on 17 February. The web address is www.ihgplc.com/prelims15.

Notes to Editors:
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including InterContinental® Hotels & Resorts, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, Hotel Indigo®, EVEN™ Hotels, Holiday Inn® Hotels & Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites®. In January 2015, IHG acquired Kimpton Hotels & Restaurants, the world's leading boutique hotel business.
IHG manages IHG® Rewards Club, the world's first and largest hotel loyalty programme with over 84 million members worldwide. The programme was relaunched in July 2013, offering enhanced benefits for members including free internet across all hotels, globally.
IHG franchises, leases, manages or owns over 4,800 hotels and more than 710,000 guest rooms in nearly 100 countries, with over 1,200 hotels in its development pipeline. Over 350,000 people work across IHG's hotels and corporate offices worldwide.
In January 2015 we completed the acquisition of Kimpton Hotels & Restaurants, adding 62 hotels (11,300 rooms) to our system size and 16 hotels to our development pipeline.
InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under United States law (Section 21E of the Securities Exchange Act of 1934) and otherwise.  These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  These statements are based on assumptions and assessments made by InterContinental Hotels Group PLC's management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  The main factors that could affect the business and the financial results are described in the 'Risk Factors' section in the current InterContinental Hotels Group PLC's Annual report and Form 20-F filed with the United States Securities and Exchange Commission.

This Business Review provides a commentary on the performance of InterContinental Hotels Group PLC (the Group or IHG) for the financial year ended 31 December 2014.

GROUP PERFORMANCE

	12 months ended 31 December
Group results	2014	2013	%
	$m	$m	change
Revenue
Americas	871	916	(4.9)
Europe	374	400	(6.5)
AMEA	242	230	5.2
Greater China	242	236	2.5
Central	129	121	6.6
	____	____	___
	1,858	1,903	(2.4)
	____	____	____
Operating profit
Americas	544	550	(1.1)
Europe	89	105	(15.2)
AMEA	84	86	(2.3)
Greater China	89	82	8.5
Central	(155)	(155)	-
	____	____	___
Operating profit before exceptional items	651	668	(2.5)
Exceptional operating items	29	5	480.0
	___	___	___
	680	673	1.0
Net financial expenses	(80)	(73)	(9.6)
	___	___	___
Profit before tax	600	600	-
	___	___	___
Earnings per ordinary share
Basic	158.3¢	140.9¢	12.3
Adjusted	158.3¢	158.3¢	-

Average US dollar to sterling exchange rate	$1 : £0.61	$1 : £0.64	(4.7)

Revenue decreased by $45m (2.4%) to $1,858m and operating profit before exceptional items decreased by $17m (2.5%) to $651m during the year ended 31 December 2014, due in part to the disposal of owned hotels in line with the Group's asset-light strategy.

On 27 March 2014, IHG completed the disposal of its freehold interest in InterContinental Mark Hopkins San Francisco for gross disposal proceeds of $120m and a long-term contract to manage the hotel. On 31 March 2014, IHG completed the disposal of 80% of its interest in InterContinental New York Barclay for gross proceeds of $274m and a 30-year management contract with two 10-year extension rights, retaining the remaining 20% in a joint venture set up to own and refurbish the hotel.

On 7 August 2014, the Group received a binding offer to acquire InterContinental Paris - Le Grand for proceeds of €330m in cash and a 30-year management contract with three 10-year extension rights. The offer was subsequently accepted on 8 December 2014, with the transaction expected to complete by the end of the first half of 2015, subject to the satisfaction of certain standard conditions.

On an underlying[1] basis, revenue and operating profit increased by $94m (6.0%) and $57m (9.6%) respectively. The underlying results exclude InterContinental Mark Hopkins San Francisco and InterContinental New York Barclay whilst under IHG ownership, the results of managed lease hotels, and the benefit of $7m liquidated damages receipts in 2014 and $46m liquidated damages receipts in 2013.

Comparable Group RevPAR increased by 6.1% (including an increase in average daily rate of 2.7%), led by particularly strong growth of 7.4% in The Americas. Group System size increased by 3.4% to 710,295 rooms whilst Group fee revenue[2] increased by 6.7%.

At constant currency, net central overheads decreased by $3m (1.9%) to $152m compared to 2013 (but at actual currency remained flat at $155m), helped by continued cost control, as well as additional technology fee income.

Group fee marginwas 44.7%, up 1.5 percentage points on 2013, after adjusting for owned and leased hotels, managed leases and significant liquidated damages. Group fee margin benefited from strong growth in IHG's scale markets.

Profit before tax of $600m was unchanged on 2013. Basic earnings per ordinary share increased by 12.3% to 158.3¢, whilst adjusted earnings per ordinary share remained flat at 158.3¢.

	12 months ended 31 December
	2014	2013	%
Global total gross revenue	$bn	$bn	change

InterContinental	4.7	4.5	4.4
Crowne Plaza	4.2	4.0	5.0
Hotel Indigo	0.3	0.2	50.0
Holiday Inn	6.4	6.2	3.2
Holiday Inn Express	5.7	5.2	9.6
Staybridge Suites	0.7	0.6	16.7
Candlewood Suites	0.6	0.6	-
Other brands	0.2	0.3	(33.3)
	____	____	____
Total	22.8	21.6	5.6
	____	____	____

Total gross revenue
One measure of IHG System performance is the growth in total gross revenue, defined as total room revenue at franchised hotels and total hotel revenue at managed, owned and leased hotels. Total gross revenue is not revenue attributable to IHG, as it represents revenue generated mainly at hotels owned by third parties.

Total gross revenue increased by 5.6% (7.4% increase at constant currency) to $22.8bn, primarily driven by strong comparable RevPAR growth across the Group of 6.1% compared to 2013, coupled with an increase in System size of 3.4%.

	Hotels		Rooms
Global hotel and room count at 31 December	2014	Change over 2013	2014	Change over 2013

Analysed by brand
InterContinental	180	2	61,235	1,132
Crowne Plaza	406	15	113,562	4,671
Hotel Indigo	61	6	6,731	532
EVEN Hotels	2	2	296	296
Holiday Inn*	1,212	(4)	225,159	582
Holiday Inn Express	2,365	107	229,110	14,513
Staybridge Suites	205	9	22,409	891
Candlewood Suites	322	10	30,708	930
Other	87	(4)	21,085	(125)
	____	____	______	_____
Total	4,840	143	710,295	23,422
	____	____	______	_____
Analysed by ownership type
Franchised	4,096	119	514,984	12,797
Managed	735	24	192,121	11,397
Owned and leased	9	-	3,190	(772)
	____	____	______	_____
Total	4,840	143	710,295	23,422
	____	____	______	_____

* Includes 42 Holiday Inn Resort properties (9,904 rooms) and 12 Holiday Inn Club Vacations (4,027 rooms) (2013: 38 Holiday Inn Resort properties (8,818 rooms) and 10 Holiday Inn Club Vacations (3,701 rooms)).

Global hotel and room count
During 2014, the global IHG System (the number of hotels and rooms which are franchised, managed, owned or leased by the Group) increased by 143 hotels (23,422 rooms) to 4,840 hotels (710,295 rooms).

The Group continued to expand its global footprint, opening hotels in nearly 30 different countries and territories and delivering its highest net System size growth since 2009. 40% of 2014 openings were in developing markets, as classified by The World Bank, with 22% of the closing rooms balance located in these markets representing an increase of one percentage point from 31 December 2013. 123 hotels (17,630 rooms) were removed in 2014, a decrease from the previous year (142 hotels, 24,576 rooms).

Openings of 266 hotels (41,052 rooms) were 15.7% higher than in 2013. This included 140 hotel openings (15,190 rooms) in the Holiday Inn brand family in The Americas and four hotels (834 rooms) as part of the US government's Privatisation of Army Lodgings (PAL) initiative, as well as the first two hotels (296 rooms) for the wellness-focused EVEN Hotels brand. 34 hotels (10,648 rooms) were opened in Greater China in 2014, up 38.8% from last year and the region's highest on record, with the Europe and AMEA regions contributing openings of 35 hotels (5,353 rooms) and 19 hotels (4,228 rooms) respectively.

	Hotels		Rooms
Global pipeline at 31 December	2014	Change over 2013	2014	Change over 2013

Analysed by brand
InterContinental	50	(1)	15,664	(1,196)
HUALUXE	24	3	7,551	747
Crowne Plaza	92	(2)	25,336	(3,033)
Hotel Indigo	63	12	9,096	2,289
EVEN Hotels	3	(2)	584	(296)
Holiday Inn*	269	5	52,713	2,472
Holiday Inn Express	522	49	62,954	8,210
Staybridge Suites	99	19	10,908	2,180
Candlewood Suites	89	9	7,717	803
Other	10	9	1,249	1,135
	____	____	______	_____
Total	1,221	101	193,772	13,311
	____	____	______	_____
Analysed by ownership type
Franchised	843	65	94,730	7,945
Managed	377	38	98,838	5,662
Owned and Leased	1	(2)	204	(296)
	____	____	______	_____
Total	1,221	101	193,772	13,311
	____	____	______	_____

	Hotels		Rooms
Global pipeline signings at 31 December	2014	Change over 2013	2014	Change over 2013

Total	463	19	69,696	4,235
	____	____	______	_____

* Includes 18 Holiday Inn Resort properties (4,412 rooms) and nil Holiday Inn Club Vacations (2013: 14 Holiday Inn Resort properties (3,163 rooms) and one Holiday Inn Club Vacations (120 rooms)).

Global pipeline

At the end of 2014, the global pipeline totalled 1,221 hotels (193,772 rooms), an increase of 101 hotels (13,311 rooms) on 31 December 2013. The IHG pipeline represents hotels where a contract has been signed and the appropriate fees paid. 89% of the closing pipeline at 31 December 2014 is in IHG's 10 priority markets.

The continued global demand for IHG brands is demonstrated by the Group signing hotels in 35 different countries and territories in 2014, 35% of which were in developing markets. 48% of the closing pipeline at 31 December 2014 was in developing markets, down by three percentage points compared to the previous year. 28% of the closing pipeline at 31 December 2014 was in Greater China.

Group signings increased from 444 hotels (65,461 rooms) in 2013 to 463 hotels (69,696 rooms) in 2014, the strongest level in six years. This included 307 hotels (45,522 rooms) signed for the Holiday Inn brand family, up by 15.1% compared to 2013, nearly a quarter of which were contributed by Greater China (45 hotels, 10,860 rooms). The Greater China region signed a further 19 hotels (4,894 rooms) across other IHG brands. The pipeline for HUALUXE Hotels and Resorts increased by three hotels (747 rooms) to 24 hotels (7,551 rooms).

Active management of the pipeline to remove deals that have become dormant or no longer viable reduced the pipeline by 96 hotels (15,333 rooms), compared to 140 hotels (18,563 rooms) in 2013.

THE AMERICAS

	12 months ended 31 December
	2014	2013	%
Americas results	$m	$m	change

Revenue
Franchised	630	576	9.4
Managed	103	128	(19.5)
Owned and leased	138	212	(34.9)
	____	____	____
Total	871	916	(4.9)
	____	____	____
Operating profit before exceptional items
Franchised	544	499	9.0
Managed	47	74	(36.5)
Owned and leased	18	30	(40.0)
	____	____	____
	609	603	1.0
Regional overheads	(65)	(53)	(22.6)
	____	____	____
Total	544	550	(1.1)
	____	____	____

Americas Comparable RevPAR movement on previous year	12 months ended 31 December 2014

Franchised
Crowne Plaza	6.9%
Holiday Inn	7.9%
Holiday Inn Express	7.0%
All brands	7.2%
Managed
InterContinental	6.9%
Crowne Plaza	12.7%
Holiday Inn	9.0%
Staybridge Suites	9.7%
Candlewood Suites	11.7%
All brands	8.9%
Owned and leased
All brands	11.2%

Americas results
With 3,699 hotels (460,017 rooms), The Americas represented 65% of the Group's room count and 68% of the Group's operating profit before central overheads and exceptional operating items for the year ended 31 December 2014. The key profit producing region is the US, although the Group is also represented in Latin America, Canada, Mexico and the Caribbean. 91% of rooms in the region are operated under the franchise business model, primarily in the upper midscale segment (Holiday Inn brand family). In the upscale segment Crowne Plaza is predominantly franchised whereas in the luxury segment InterContinental branded hotels are operated under both franchise and management agreements. Eight of the Group's nine hotel brands are represented in The Americas, including the wellness-focused EVEN Hotels brand, which made its global debut in the region during the year, with two owned hotels (296 rooms) open at 31 December 2014.

Revenue and operating profit before exceptional items decreased by $45m (4.9%) to $871m and by $6m (1.1%) to $544m respectively. On an underlying[3] basis, revenue increased by $71m (9.7%), while operating profit increased by $39m (7.8%) driven predominantly by strong

RevPAR growth in the fee business and an increase in net rooms. Regional overheads increased by 22.6% to $65m following investment in IHG's development and quality teams and unusually high healthcare costs. Revenue and operating profit were negatively impacted by the disposal of an 80% interest in InterContinental New York Barclay and the disposal of InterContinental Mark Hopkins San Francisco during the year, by a combined $95m and $21m respectively compared to 2013. Conversely, revenue and operating profit were positively impacted by the benefit of $7m liquidated damages receipts in 2014 in the franchised business relating to two exited hotels, compared to $31m in the managed business in 2013.

Franchised revenue increased by $54m (9.4%) to $630m including the benefit of the $7m liquidated damages receipts (8.2% excluding these liquidated damages). Royalties growth of 7.6% was driven by comparable RevPAR growth of 7.2% including 7.9% for Holiday Inn and 7.0% for Holiday Inn Express, together with 2.0% rooms growth. Operating profit increased by $45m (9.0%) to $544m.

Managed revenue decreased by $25m (19.5%) to $103m and operating profit decreased by $27m (36.5%) to $47m. Revenue and operating profit included $38m (2013 $34m) and $nil (2013 $nil) respectively from one managed lease property. Excluding results from this hotel, as well as the $31m liquidated damages in 2013 (2014 $nil), revenue increased by $3m (4.8%) and operating profit increased by $4m (9.3%) on a constant currency basis.

Owned and leased revenue decreased by $74m (34.9%) to $138m and operating profit decreased by $12m (40.0%) to $18m. The decrease in revenue and operating profit were driven by the disposal of an 80% interest in InterContinental New York Barclay, and the disposal of InterContinental Mark Hopkins San Francisco (combined negative impact of $95m and $21m respectively). Excluding these two hotels, owned and leased revenue and operating profit increased by $21m and $9m respectively reflecting strong trading at InterContinental Boston and post refurbishment performance at Holiday Inn Aruba.

	Hotels		Rooms
Americas hotel and room count at 31 December	2014	Change over 2013	2014	Change over 2014

Analysed by brand
InterContinental	50	(1)	16,897	(556)
Hotel Indigo	39	2	4,551	207
EVEN Hotels	2	2	296	296
Crowne Plaza	181	5	48,366	1,309
Holiday Inn*	770	(16)	136,280	(2,550)
Holiday Inn Express	2,060	75	182,601	8,170
Staybridge Suites	197	9	21,200	891
Candlewood Suites	322	10	30,708	930
Other	78	(3)	19,118	(104)
	____	____	______	_____
Total	3,699	83	460,017	8,593
	____	____	______	_____
Analysed by ownership type
Franchised	3,477	83	417,215	8,340
Managed	217	-	41,172	1,025
Owned and leased	5	-	1,630	(772)
	____	____	______	_____
Total	3,699	83	460,017	8,593
	____	____	______	_____

* Includes 20 Holiday Inn Resort properties (4,864 rooms) and 12 Holiday Inn Club Vacations (4,027 rooms) (2013: 18 Holiday Inn Resort properties (4,438 rooms) and 10 Holiday Inn Club Vacations (3,701 rooms)).

Americas hotel and room count
The Americas System size increased by 83 hotels (8,593 rooms) to 3,699 hotels (460,017 rooms) during 2014. 178 hotels (20,823 rooms) opened in the year, compared to 173 hotels (19,775 rooms) in 2013 and included four hotels (834 rooms) as part of the US government's PAL initiative (33 hotels with 4,061 rooms in 2013). Openings included 140 hotels (15,190 rooms) in the Holiday Inn brand family, representing more than 70% of the region's openings. 23 hotels (2,130 rooms) opened as Staybridge Suites hotels and Candlewood Suites hotels, IHG's extended-stay brands. The first hotels (296 rooms) were opened under the wellness-focused EVEN Hotels brand.

95 hotels (12,230 rooms) were removed from The Americas System in 2014, demonstrating IHG's continued commitment to quality, compared to 112 hotels (17,968 rooms) in 2013. 45% of 2014 room removals were Holiday Inn rooms in the US (34 hotels, 5,499 rooms) compared to 61% in 2013 (53 hotels, 10,933 rooms).

	Hotels		Rooms
Americas pipeline at 31 December	2014	Change over 2013	2014	Change over 2013

Analysed by brand
InterContinental	7	1	2,337	900
Hotel Indigo	31	8	4,259	1,141
EVEN Hotels	3	(2)	584	(296)
Crowne Plaza	18	2	3,206	(22)
Holiday Inn*	139	-	20,155	811
Holiday Inn Express	389	31	37,125	3,637
Staybridge Suites	90	19	9,594	2,099
Candlewood Suites	89	9	7,717	803
Other	10	9	1,218	1,104
	____	____	______	_____
Total	776	77	86,195	10,177
	____	____	______	_____
Analysed by ownership type
Franchised	740	62	78,980	6,961
Managed	35	17	7,011	3,512
Owned and leased	1	(2)	204	(296)
	____	____	______	_____
Total	776	77	86,195	10,177
	____	____	______	_____

* Includes nine Holiday Inn Resort properties (1,916 rooms) and nil Holiday Inn Club Vacations (2013: five Holiday Inn Resort properties (694 rooms) and one Holiday Inn Club Vacations (120 rooms)).

Americas pipeline
At 31 December 2014, The Americas pipeline totalled 776 hotels (86,195 rooms) representing an increase of 77 hotels (10,177 rooms) over the prior year. Strong signings of 319 hotels (38,108 rooms) were ahead of last year by 14 hotels (4,224 rooms) and the highest for six years, demonstrating continued demand for IHG branded hotels. Signings included 14 hotels (2,012 rooms) signed as part of the US government's PAL initiative. The majority of 2014 signings were within the Holiday Inn brand family (208 hotels, 24,037 rooms), up by 17.0% compared to 2013, and included the 777-room Holiday Inn Nickelodeon Suites Orlando. Staybridge Suites and Candlewood Suites, IHG's extended stay hotel brands, also contributed signings of 73 hotels (7,091 rooms), up by 31.2% compared to 2013. Crowne Plaza Atlanta - Midtown, which was signed and opened in the year, is one of 10 signings for the brand. Other notable signings included the 900-room InterContinental Downtown Los Angeles, the largest for the brand in the US.

64 hotels (7,108 rooms) were removed from the pipeline in 2014, significantly down in terms of both hotels and rooms from 2013 (103 hotels, 10,664 rooms).

EUROPE

	12 months ended 31 December
	2014	2013	%
Europe results	$m	$m	change

Revenue
Franchised	104	104	-
Managed	159	156	1.9
Owned and leased	111	140	(20.7)
	____	____	____
Total	374	400	(6.5)
	____	____	____
Operating profit before exceptional items
Franchised	78	79	(1.3)
Managed	30	30	-
Owned and leased	14	30	(53.3)
	____	____	____
	122	139	(12.2)
Regional overheads	(33)	(34)	2.9
	____	____	____
Total	89	105	(15.2)
	____	____	____

Europe comparable RevPAR movement on previous year	12 months ended 31 December 2014

Franchised
All brands	5.3%

Managed
All brands	5.4%

Owned and leased
InterContinental	(4.7)%

Europe results
Comprising 647 hotels (104,208 rooms) at the end of 2014, Europe represented 15% of the Group's room count and 11% of the Group's operating profit before central overheads and exceptional operating items for the year ended 31 December 2014. Revenues are primarily generated from hotels in the UK and continental European gateway cities. The largest proportion of rooms in Europe are operated under the franchise business model primarily in the upper midscale segment (Holiday Inn and Holiday Inn Express). Similarly, in the upscale segment Crowne Plaza is predominantly franchised, whereas in the luxury segment the majority of InterContinental branded hotels are operated under management agreements.

Revenue and operating profit before exceptional items decreased by $26m (6.5%) to $374m and by $16m (15.2%) to $89m respectively. On an underlying[4] basis, revenue and operating profit increased by $4m (1.4%) and $3m (3.5%) respectively. Overall, comparable RevPAR in Europe increased by 5.1%. The UK achieved a particularly strong comparable RevPAR growth of 8.9%, with double-digit growth in the first and third quarters. Comparable RevPAR in Germany was also strong, increasing by 4.1%, driven by continued growth in domestic output and a rise in employment, whilst IHG hotels in the Commonwealth of Independent States (CIS) collectively experienced a comparable RevPAR decline of 4.0%, reflecting a challenging economic climate in the region during 2014.

Franchised revenue remained flat at $104m, whilst operating profit decreased by $1m (1.3%) to $78m. Excluding the benefit of a $9m liquidated damages receipt in 2013, revenue and operating profit increased by $8m (8.4%) and $8m (11.4%) respectively at constant currency. This underlying growth was mainly driven by an increase in royalties of 8.0%, reflecting comparable RevPAR growth of 5.3%, together with 5.7% rooms growth.

Managed revenue increased by $3m (1.9%) to $159m, whilst operating profit was flat with 2013 at $30m. Revenue and operating profit included $90m (2013 $89m) and $2m (2013 $2m) respectively from managed leases. Excluding properties operated under this arrangement and on a constant currency basis, revenue increased by $3m (4.5%), whilst operating profit was flat. At the end of 2014, IHG commenced a process to restructure the majority of its UK managed hotels to new franchised contracts.

In the owned and leased estate, revenue decreased by $29m (20.7%) to $111m and operating profit decreased by $16m (53.3%) to $14m. At constant currency and excluding the impact of the disposal of InterContinental London Park Lane (which contributed revenue and operating profit of $22m and $8m respectively in 2013), owned and leased revenue and operating profit both decreased by $7m. These declines were driven by InterContinental Paris - Le Grand due to the refurbishment of the Salon Opera ballroom in the first half of 2014. The hotel delivered revenue and operating profit of $111m and $15m respectively, a decrease of 5.9% and 34.8% compared to 2013, whilst RevPAR decreased by 4.7%.

	Hotels		Rooms
Europe hotel and room count at 31 December	2014	Change over 2013	2014	Change over 2013

Analysed by brand
InterContinental	30	(1)	9,372	(153)
Hotel Indigo	17	4	1,568	325
Crowne Plaza	83	-	19,395	(127)
Holiday Inn*	284	2	45,722	101
Holiday Inn Express	226	11	27,138	1,767
Staybridge Suites	5	-	784	-
Other	2	2	229	229
	____	____	______	_____
Total	647	18	104,208	2,142
	____	____	______	_____
Analysed by ownership type
Franchised	565	37	84,016	4,499
Managed	81	(19)	19,722	(2,357)
Owned and leased	1	-	470	-
	____	____	______	_____
Total	647	18	104,208	2,142
	____	____	______	_____

* 2014 and 2013 include two Holiday Inn Resort properties (212 rooms).

Europe hotel and room count
During 2014, Europe System size increased by 18 hotels (2,142 rooms) to 647 hotels (104,208 rooms). The Group opened 35 hotels (5,353 rooms) in Europe in 2014, compared to 21 hotels (3,528 rooms) in 2013. 2014 openings included two landmark InterContinental hotels; the 197-room InterContinental Dublin and the 331-room InterContinental Lisbon. Four further Hotel Indigo properties (325 rooms) opened in 2014, in prime city locations of Paris, Madrid, Rome and St Petersburg. Additionally, the Group opened Holiday Inn Express Voronezh-Kirova during 2014, a debut for the brand in Russia.

17 hotels (3,211 rooms) left the Europe System in the period, compared to 20 hotels (3,489 rooms) in the previous year.

	Hotels		Rooms
Europe pipeline at 31 December	2014	Change over 2013	2014	Change over 2013

Analysed by brand
InterContinental	3	1	845	192
Hotel Indigo	12	(3)	1,368	(208)
Crowne Plaza	14	2	2,917	293
Holiday Inn	37	2	6,944	332
Holiday Inn Express	44	1	6,374	358
Staybridge Suites	4	1	414	116
Other	-	-	31	31
	____	____	______	_____
Total	114	4	18,893	1,114
	____	____	______	_____
Analysed by ownership type
Franchised	95	(2)	13,996	(123)
Managed	19	6	4,897	1,237
	____	____	______	_____
Total	114	4	18,893	1,114
	____	____	______	_____

Europe pipeline
The Europe pipeline totalled 114 hotels (18,893 rooms) at 31 December 2014, representing an increase of four hotels (1,114 rooms) over 31 December 2013. New signings of 48 hotels (7,804 rooms), compared to 50 hotels (7,542 rooms) in 2013, included 16 hotel signings in the UK (2,234 rooms). The Group also signed 12 hotels (2,323 rooms) in Germany and seven new hotels (867 rooms) in countries in the CIS. Notable signings in Europe included the 162-room InterContinental Baku, the first for the brand in Azerbaijan.

Nine hotels (1,337 rooms) were removed from the pipeline in 2014, compared to 10 hotels (1,419 rooms) in 2013.

ASIA, MIDDLE EAST & AFRICA (AMEA)

	12 months ended 31 December
	2014	2013	%
AMEA results	$m	$m	change

Revenue
Franchised	16	16	-
Managed	187	170	10.0
Owned and leased	39	44	(11.4)
	____	____	____
Total	242	230	5.2
	____	____	____
Operating profit before exceptional items
Franchised	12	12	-
Managed	88	92	(4.3)
Owned and leased	3	4	(25.0)
	____	____	____
	103	108	(4.6)
Regional overheads	(19)	(22)	13.6
	____	____	____
Total	84	86	(2.3)
	____	____	____

AMEA comparable RevPAR movement on previous year	12 months ended 31 December 2014

Franchised
All brands	1.7%
Managed
All bands	4.4%

AMEA results
Comprising 253 hotels (67,876 rooms) at 31 December 2014, AMEA represented 9% of the Group's room count and contributed 10% of the Group's operating profit before central overheads and exceptional operating items during the year. 82% of rooms in AMEA are operated under the managed business model. The region's hotels are in the luxury, upscale and upper midscale segments.

Revenue increased by $12m (5.2%) to $242m whilst operating profit before exceptional items decreased by $2m (2.3%) to $84m. On an underlying[5] basis, revenue increased by $5m (2.5%) and operating profit increased by $4m (5.1%). The results included a $6m benefit from liquidated damages received in 2013 (2014 $nil). AMEA is a geographically diverse region and performance was impacted by political and economic factors affecting different countries.

Comparable RevPAR increased 3.8% driven by 2.4% rate growth. Performance was led by the Middle East, up 5.6%, driven by a solid performance in Saudi Arabia and a recovery in Egypt. This was supported by positive trading in the mature markets of Japan, which grew by 6.7%, and Australia, which grew by 3.9%. Elsewhere, both India and South East Asia exhibited steady growth, with the exception of Thailand which suffered from political instability in the first half of the year.

Franchised revenue and operating profit remained flat at $16m and $12m respectively.

Managed revenue increased by $17m (10.0%) to $187m whilst operating profit decreased by $4m (4.3%) to $88m. Revenue and operating profit included $41m (2013 $21m) and $4m (2013 $1m) respectively from one managed lease property. Excluding results from this hotel, as well as the benefit of $6m liquidated damages in 2013 (2014 $nil), revenue increased by $7m (4.9%) whilst operating profit increased by $2m (2.4%) on a constant currency basis. Comparable RevPAR increased by 4.4%, with room count increasing by 5.9%.

In the owned and leased estate, revenue and operating profit decreased by $5m (11.4%) to $39m and by $1m (25.0%) to $3m respectively, due to a 6.3% decrease in RevPAR.

	Hotels		Rooms
AMEA hotel and room count at 31 December	2014	Change over 2013	2014	Change over 2013

Analysed by brand
InterContinental	67	-	21,424	41
Crowne Plaza	69	2	19,688	610
Holiday Inn*	85	4	19,750	1,286
Holiday Inn Express	24	8	5,295	1,795
Staybridge Suites	3	-	425	-
Other	5	(5)	1,294	(694)
	____	____	______	_____
Total	253	9	67,876	3,038
	____	____	______	_____
Analysed by ownership type
Franchised	50	(1)	11,569	(42)
Managed	201	10	55,720	3,080
Owned and leased	2	-	587	-
	____	____	______	_____
Total	253	9	67,876	3,038
	____	____	______	_____

* Includes 14 Holiday Inn Resort properties (3,003 rooms) (2013: 14 Holiday Inn Resort properties (2,965 rooms)).

AMEA hotel and room count
The AMEA hotel and room count increased by nine hotels (3,038 rooms) to 253 hotels (67,876 rooms) as at 31 December 2014. The level of openings decreased marginally to 19 hotels (4,228 rooms) in 2014 from 20 hotels (4,495 rooms) in 2013. Openings in 2014 included two hotels (417 rooms) for the InterContinental brand, including the 140-room InterContinental Sydney Double Bay, the second for the brand in Sydney, and four hotels (1,039 rooms) in India.

10 hotels (1,190 rooms) were removed from the AMEA System in 2014, compared to eight hotels (2,394 rooms) in 2013.

	Hotels		Rooms
AMEA pipeline at 31 December	2014	Change over 2013	2014	Change over 2013

Analysed by brand
InterContinental	22	1	5,804	426
Crowne Plaza	16	2	4,412	364
Holiday Inn*	50	1	13,230	889
Holiday Inn Express	39	0	8,177	197
Staybridge Suites	5	(1)	900	(35)
Hotel Indigo	10	2	1,823	431
	____	____	______	_____
Total	142	5	34,346	2,272
	____	____	______	_____
Analysed by ownership type
Franchised	8	5	1,754	1,107
Managed	134	-	32,592	1,165
	____	____	______	_____
Total	142	5	34,346	2,272
	____	____	______	_____

* Includes seven Holiday Inn Resort properties (1,729 rooms) (2013: six Holiday Inn Resort properties (1,579 rooms)).

AMEA pipeline
At 31 December 2014, the AMEA pipeline totalled 142 hotels (34,346 rooms), compared to 137 hotels (32,074 rooms) as at 31 December 2013. Signings in AMEA of 32 hotels (8,030 rooms) were slightly below the level seen in 2013 (36 hotels, 8,687 rooms). Signings in 2014 included 21 hotels (5,507 rooms) in the Holiday Inn brand family, notably including the 1,000-room Holiday Inn Newport City in Manila. Four InterContinental hotels (999 rooms) were signed during 2014.

Eight hotels (1,530 rooms) were removed from the pipeline in 2014, compared to 11 hotels (2,475 rooms) in 2013

GREATER CHINA

	12 months ended 31 December
	2014	2013	%
Greater China results	$m	$m	change

Revenue
Franchised	4	3	33.3
Managed	99	92	7.6
Owned and leased	139	141	(1.4)
	____	____	____
Total	242	236	2.5
	____	____	____
Operating profit before exceptional items
Franchised	5	5	-
Managed	63	51	23.5
Owned and leased	42	47	(10.6)
	____	____	____
	110	103	6.8
Regional overheads	(21)	(21)	-
	____	____	____
Total	89	82	8.5
	____	____	____

Greater China comparable RevPAR movement on previous year	12 months ended 31 December 2014

Managed
All brands	1.3%
Owned and leased
InterContinental	(1.0)%

Greater China results
Comprising 241 hotels (78,194 rooms) at 31 December 2014, Greater China represented 11% of the Group's room count and contributed 11% of the Group's operating profit before central overheads and exceptional operating items for the year ended 31 December 2014. 97% of rooms in Greater China are operated under the managed business model. The majority of hotels are in the luxury, upscale and upper midscale segments.

Revenue and operating profit before exceptional items increased by $6m (2.5%) to $242m and by $7m (8.5%) to $89m respectively. Overall, the region achieved comparable RevPAR growth of 1.6%, slightly stronger than the 1.0% growth achieved in 2013. This performance was significantly ahead of the industry, reflecting IHG's scale and management strength in the region, and was achieved in a challenging environment with slower macro-economic conditions, government austerity measures and protests in Hong Kong. Trading was strongest in tier 1 cities, especially Shanghai, and Guangzhou with good levels of transient and corporate business. Performance in tier 2 and 3 cities continues to be impacted by new supply as these markets develop. Total RevPAR in the region decreased by 3.4% as hotels opened in these lower RevPAR markets.

Franchised revenue increased by $1m (33.3%) to $4m whilst operating profit was flat at $5m. Operating profit was higher than revenue in both 2014 and 2013 due to joint venture dividend income received from a hotel in Hong Kong.

Managed revenue increased by $7m (7.6%) to $99m, whilst operating profit increased by $12m (23.5%) to $63m, reflecting improvements in operating margin, net rooms growth, and a small number of one-off items that contributed approximately $5m to the result. Comparable RevPAR increased by 1.3%, whilst the Greater China System size grew by 14.7%, driving a 8.5% increase in total gross revenue derived from rooms business. Total gross revenue derived from non-rooms business increased by 7.8%.

Owned and leased revenue decreased by $2m (1.4%) to $139m, driven by a RevPAR decrease of 1.0% at InterContinental Hong Kong. Operating profit decreased by $5m (10.6%) to $42m. The decrease in revenue and operating profit at the hotel was driven primarily by the on-going development of the area adjacent to the hotel and protests in central Hong Kong.

	Hotels		Rooms
Greater China hotel and room count at 31 December	2014	Change over 2013	2014	Change over 2013

Analysed by brand
InterContinental	33	4	13,542	1,800
Crowne Plaza	73	8	26,113	2,879
Hotel Indigo	5	-	612	-
Holiday Inn*	73	6	23,407	1,745
Holiday Inn Express	55	13	14,076	2,781
Other	2	2	444	444
	____	____	______	_____
Total	241	33	78,194	9,649
	____	____	______	_____
Analysed by ownership type
Franchised	4	-	2,184	-
Managed	236	33	75,507	9,649
Owned and leased	1	-	503	-
	____	____	______	_____
Total	241	33	78,194	9,649
	____	____	______	_____

* Includes six Holiday Inn Resort properties (1,825 rooms) (2013: four Holiday Inn Resort properties (1,203 rooms)).

Greater China hotel and room count
The Greater China hotel and room count increased by 33 hotels (9,649 rooms) in the year to 241 hotels (78,194 rooms). 34 hotels (10,648 rooms) opened during 2014, 11 hotels and 2,979 rooms higher than 2013 and a record year for the region. Recent growth in the region has focused on tier 2 and 3 cities, which now represent approximately two-thirds of IHG's open rooms. The InterContinental brand System size increased by four hotels (1,800 rooms) to 33 hotels (13,542 rooms) during the year, including the addition of the 990-room InterContinental Chengdu Global Centre. 19 Holiday Inn brand family hotels (4,445 rooms) were also added in the year, including the 50th Holiday Inn Express, nine hotels (1,078 rooms) higher than in 2013. Nine Crowne Plaza hotels (3,498 rooms) were also added during the year, including the 466-room Crowne Plaza Beijing Lido, increasing the Crowne Plaza System size to 73 hotels (26,113 rooms).

One hotel (999 rooms) was removed in 2014, compared to two hotels (725 rooms) in 2013.

	Hotels		Rooms
Greater China pipeline at 31 December	2014	Change over 2013	2014	Change over 2013

Analysed by brand
InterContinental	18	(4)	6,678	(2,714)
HUALUXE	24	3	7,551	747
Crowne Plaza	44	(8)	14,801	(3,668)
Hotel Indigo	10	5	1,646	925
Holiday Inn*	43	2	12,384	440
Holiday Inn Express	50	17	11,278	4,018
	____	____	______	_____
Total	189	15	54,338	(252)
	____	____	______	_____
Analysed by ownership type
Managed	189	15	54,338	(252)
	____	____	______	_____
Total	189	15	54,338	(252)
	____	____	______	_____

* Includes two Holiday Inn Resort properties (767 rooms) (2013: three Holiday Inn Resort properties (890 rooms)).

Greater China pipeline
At 31 December 2014, the Greater China pipeline totalled 189 hotels (54,338 rooms), compared to 174 hotels (54,590 rooms) at 31 December 2013. Signings of 64 hotels (15,754 rooms) increased from 53 hotels (15,348 rooms) in 2013. Three InterContinental hotels (930 rooms) were signed, together with five Crowne Plaza hotels (1,400 rooms), whilst the total pipeline for the HUALUXE Hotels and Resorts brand increased to 24 hotels (7,551 rooms). 45 hotels (10,860 rooms) were signed for the Holiday Inn brand family, with the Holiday Inn Express brand pipeline increasing to 50 hotels. 15 hotels (5,358 rooms) were removed from the pipeline in 2014, compared to 16 hotels (4,005 rooms) in 2013.

CENTRAL

	12 months ended 31 December
	2014	2013	%
Central results	$m	$m	change

Revenue	129	121	6.6
Gross central costs	(284)	(276)	(2.9)
	____	____	____
Net central costs	(155)	(155)	-
	____	____	____

Central results
Central revenue, which mainly comprises technology fee income, increased by $8m (6.6%) to $129m, driven by increases in both comparable RevPAR (6.1%) and IHG System size (3.4%) in 2014 compared to 2013. At constant currency, gross central costs increased by $4m (1.4%) compared to 2013 (an $8m or 2.9% increase at actual currency).

SYSTEM FUND

	12 months ended 31 December
	2014	2013	%
System Fund assessments	$m	$m	change

Assessment fees and contributions received from hotels	1,271	1,154	10.1
Proceeds from sale of IHG Rewards Club points	196	153	28.1
	____	____	____
Total	1,467	1,307	12.2
	____	____	____

System Fund assessments
In the year to 31 December 2014, System Fund income increased by 12.2% to $1,467m primarily as a result of a 10.1% increase in assessment fees and contributions from hotels resulting from increased hotel room revenues, reflecting increases in RevPAR and IHG System size. Continued strong performance in co-branded credit card schemes drove the 28.1% increase in proceeds from the sale of IHG Rewards Club points.

In addition to management or franchise fees, hotels within the IHG System pay assessments and contributions which are collected by IHG for specific use within the System Fund. The System Fund also receives proceeds from the sale of IHG Rewards Club points. The System Fund is managed for the benefit of hotels in the IHG System with the objective of driving revenues for the hotels.

The System Fund is used to pay for marketing, the IHG Rewards Club loyalty programme and the global reservation system. The operation of the System Fund does not result in a profit or loss for the Group and consequently the revenues and expenses of the System Fund are not included in the Group Income Statement.

OTHER FINANCIAL INFORMATION

Exceptional operating items
Exceptional operating items totalled a net gain of $29m. The exceptional gain of $130m related to the sale of InterContinental Mark Hopkins San Francisco and the disposal of an 80% interest in InterContinental New York Barclay. Exceptional charges included $14m foreign exchange losses resulting from recent changes to the Venezuelan exchange rate mechanisms and the adoption of the SICAD II exchange rate; $29m relating primarily to structural change programmes across the Global Human Resources and Global Technology functions; $6m arising from a partial cash-out of the UK unfunded pension arrangements; $45m relating to the cost of securing a restructuring of the UK hotel portfolio; and $7m Kimpton Hotels & Restaurants acquisition transaction costs.

Exceptional operating items are treated as exceptional by reason of their size or nature and are excluded from the calculation of adjusted earnings per ordinary share in order to provide a more meaningful comparison of performance.

Net financial expenses
Net financial expenses increased by $7m to $80m reflecting an increase in average net debt levels and the translation of interest on the two sterling bonds.

Financing costs included $2m (2013 $2m) of interest costs associated with IHG Rewards Club where interest is charged on the accumulated balance of cash received in advance of the redemption of points awarded.  Financing costs in 2014 also included $19m (2013 $19m) in respect of the InterContinental Boston finance lease.

Taxation
The effective rate of tax on operating profit excluding the impact of exceptional items was 31% (2013 29%). Excluding the impact of prior year items the equivalent tax rate would be 35% (2013 32%). This rate is higher than the average UK statutory rate of 21.5% (2013 23.25%) due mainly to certain overseas profits (particularly in the US) being subject to statutory rates higher than the UK statutory rate, unrelieved foreign taxes and disallowable expenses.

Taxation within exceptional items totalled a charge of $29m (2013 $51m). In 2014 the charge comprised $56m relating to the disposal of an 80% interest in InterContinental New York Barclay offset by a credit of $27m relating to a restructuring of the UK portfolio and other reorganisation costs. In 2013 the charge comprised $6m relating to the exceptional operating items and $64m consequent upon the disposal of InterContinental London Park Lane, offset by a credit of $19m relating to an internal restructuring.

Net tax paid in 2014 totalled $136m (2013 $97m) including $nil (2013 $5m) in respect of disposals. Tax paid represents an effective rate of 23% (2013 16%) on total profits and is lower than the effective income statement tax rate of 31% primarily due to the impact of deferred taxes (including the realisation of assets such as tax losses), the receipt of refunds in respect of prior years and provisions for tax for which no payment of tax has currently been made.

Dividends
The Board has proposed a final dividend per ordinary share of 52¢ (33.8p). With the interim dividend per ordinary share of 25¢ (14.8p), the full-year dividend per ordinary share for 2014 will total 77¢ (48.6p), an increase of 10% over 2013.

On 2 May 2014, the Group announced a $750m return to shareholders by way of special dividend and share consolidation. The dividend was paid to shareholders on 14 July 2014.

Under the $500m share buyback programme announced on 7 August 2012, which commenced on 12 November 2012 and completed on 29 May 2014, a total of 17.3m shares have been repurchased for a total consideration of $500m.

Earnings per ordinary share
Basic earnings per ordinary share increased by 12.3% to 158.3¢ from 140.9¢ in 2013. Adjusted earnings per ordinary share remained unchanged at 158.3¢.

Share price and market capitalisation
The IHG share price closed at £25.95 on 31 December 2014, up from £20.13 on 31 December 2013. The market capitalisation of the Group at the year end was £6.4bn.

Capital structure and liquidity management
The Group is financed by a $1.07bn syndicated bank facility which expires in November 2016 (the Syndicated Facility), £250m of public bonds which are repayable on 9 December 2016 and £400m of public bonds which are repayable on 28 November 2022. $361m was drawn under the $1.07bn Syndicated Facility at the year-end. The bonds are issued under the Group's £750m Medium Term Notes programme. Short-term borrowing requirements are met from drawings under bilateral bank facilities. Additional funding is provided by the 99-year finance lease (of which 91 years remain) on InterContinental Boston and other uncommitted bank facilities

During the year, $543m of cash was generated from operating activities. Net cash inflows due to investing activities of $123m included $271m of capital investment offset by $394m of disposal proceeds primarily relating to the disposal of InterContinental Mark Hopkins San Francisco and the disposal of an 80% interest in InterContinental New York. Net cash used in financing activities was $736m and included returns to shareholders of $1,052m, comprising ordinary dividends, special dividends and share buybacks.

Net debt included $218m in respect of the finance lease obligations for InterContinental Boston. Overall net debt increased by $380m to $1,533m during the year and is analysed by currency as follows:

	2014	20131
	$m	$m

Borrowings:
Sterling	1,028	671
US dollar	557	709
Euros	103	11
Other	7	10
Cash and cash equivalents
Sterling	(21)	(87)
US dollar	(54)	(40)
Euros	(25)	(15)
Canadian dollar	(14)	(25)
Chinese renminbi	(8)	(15)
Other	(40)	(66)
	____	____
Net debt2	1,533	1,153
	____	____

Average debt levels	1,322	985
	____	____
1 Restated for the adoption of 'Offsetting Financial Assets and Financial Liabilities' (Amendments to IAS 32).
2 Including the impact of currency derivatives.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the year ended 31 December 2014

	Year ended 31 December 2014			Year ended 31 December 2013
	Before exceptional items	Exceptional items (note 4)	Total	Before exceptional items	Exceptional items (note 4)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	1,858	-	1,858	1,903	-	1,903
Cost of sales	(741)	-	(741)	(784)	-	(784)
Administrative expenses	(382)	(101)	(483)	(374)	(167)	(541)
Share of (losses)/profits of associates and joint ventures	(4)	-	(4)	2	6	8
Other operating income and expenses	16	130	146	6	166	172
	_____	____	____	_____	____	____
	747	29	776	753	5	758

Depreciation and amortisation	(96)	-	(96)	(85)	-	(85)
	_____	____	____	_____	____	____

Operating profit (note 3)	651	29	680	668	5	673
Financial income	3	-	3	5	-	5
Financial expenses	(83)	-	(83)	(78)	-	(78)
	_____	____	____	_____	____	____

Profit before tax	571	29	600	595	5	600

Tax (note 5)	(179)	(29)	(208)	(175)	(51)	(226)
	_____	____	____	_____	____	____
Profit for the year from continuing operations	392	-	392	420	(46)	374
	====	====	====	====	====	====

Attributable to:
Equity holders of the parent	391	-	391	418	(46)	372
Non-controlling interest	1	-	1	2	-	2
	____	____	____	____	____	____
	392	-	392	420	(46)	374
	====	====	====	====	====	====

Earnings per ordinary share (note 6)
Continuing and total operations:
Basic			158.3¢			140.9¢
Diluted			156.4¢			139.3¢
Adjusted	158.3¢			158.3¢
Adjusted diluted	156.4¢			156.6¢
	====		====	====		====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the year ended 31 December 2014

	2014 Year ended 31 December $m	2013 Year ended 31 December $m

Profit for the year	392	374

Other comprehensive income

Items that may be subsequently reclassified to profit or loss:
Gains on valuation of available-for-sale financial assets, net of related tax charge of $1m (2013 $nil)	11	28
Exchange gains/(losses) on retranslation of foreign operations, net of related tax credit of $1m (2013 $2m)	42	(35)
Exchange losses reclassified to profit on hotel disposal	-	46
	____	____
	53	39
Items that will not be reclassified to profit or loss:
Re-measurement (losses)/gains on defined benefit plans, net of related tax credit of $7m (2013 charge of $20m)	(18)	20
Tax related to pension contributions	2	-
	____	____
	(16)	20

	____	____
Total other comprehensive income for the year	37	59
	____	____
Total comprehensive income for the year	429	433
	====	====

Attributable to:
Equity holders of the parent	428	433
Non-controlling interest	1	-
	_____	_____
	429	433
	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the year ended 31 December 2014

	Year ended 31 December 2014
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	189	(2,605)	2,334	8	(74)

Total comprehensive income for the year	-	53	375	1	429
Repurchase of shares	-	-	(110)	-	(110)
Transaction costs relating to shareholder returns	-	-	(1)	-	(1)
Movement in shares in employee share trusts	-	2	(60)	-	(58)
Equity-settled share-based cost	-	-	28	-	28
Tax related to share schemes	-	-	12	-	12
Equity dividends paid	-	-	(942)	(1)	(943)
Exchange adjustments	(11)	11	-	-	-
	_____	_____	____	____	____
At end of the year	178	(2,539)	1,636	8	(717)
	=====	=====	====	====	====

	Year ended 31 December 2013
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the year	179	(2,652)	2,781	9	317

Total comprehensive income for the year	-	41	392	-	433
Issue of ordinary shares	5	-	-	-	5
Repurchase of shares	-	-	(283)	-	(283)
Movement in shares in employee share trusts	-	11	(61)	-	(50)
Equity-settled share-based cost	-	-	27	-	27
Tax related to share schemes	-	-	11	-	11
Equity dividends paid	-	-	(533)	(1)	(534)
Exchange adjustments	5	(5)	-	-	-
	_____	_____	____	____	____
At end of the year	189	(2,605)	2,334	8	(74)
	=====	=====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

All items above are shown net of tax.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 December 2014

	2014 31 December	2013 31 December (restated*)	2012 31 December (restated*)
	$m	$m	$m
ASSETS
Property, plant and equipment	741	1,169	1,056
Goodwill	74	80	93
Intangible assets	569	438	354
Investment in associates and joint ventures	116	85	84
Trade and other receivables	3	-	-
Retirement benefit assets	8	7	99
Other financial assets	252	236	155
Non-current tax receivable	34	16	24
Deferred tax assets	87	108	204
	_____	_____	_____
Total non-current assets	1,884	2,139	2,069
	_____	_____	_____
Inventories	3	4	4
Trade and other receivables	448	423	422
Current tax receivable	4	12	31
Derivative financial instruments	2	1	2
Other financial assets	5	12	6
Cash and cash equivalents	162	248	387
	_____	_____	_____
Total current assets	624	700	852
Assets classified as held for sale	310	228	534
	_____	_____	______
Total assets (note 3)	2,818	3,067	3,455
	=====	=====	=====
LIABILITIES
Loans and other borrowings	(126)	(130)	(208)
Trade and other payables	(769)	(748)	(709)
Provisions	(1)	(3)	(1)
Current tax payable	(47)	(47)	(54)
	_____	_____	_____
Total current liabilities	(943)	(928)	(972)
	_____	_____	_____
Loans and other borrowings	(1,569)	(1,269)	(1,242)
Derivative financial instruments	-	(11)	(19)
Retirement benefit obligations	(146)	(184)	(187)
Trade and other payables	(627)	(574)	(563)
Provisions	(9)	-	(1)
Deferred tax liabilities	(147)	(175)	(93)
	_____	_____	______
Total non-current liabilities	(2,498)	(2,213)	(2,105)
Liabilities classified as held for sale	(94)	-	(61)
	_____	_____	_____
Total liabilities	(3,535)	(3,141)	(3,138)
	======	======	======
Net (liabilities)/assets	(717)	(74)	317
	======	======	======
EQUITY
Equity share capital	178	189	179
Capital redemption reserve	12	12	11
Shares held by employee share trusts	(35)	(38)	(48)
Other reserves	(2,896)	(2,906)	(2,901)
Unrealised gains and losses reserve	111	100	72
Currency translation reserve	269	227	214
Retained earnings	1,636	2,334	2,781
	_____	______	_____
IHG shareholders' equity	(725)	(82)	308
Non-controlling interest	8	8	9
	_____	______	_____
Total equity	(717)	(74)	317
	=====	======	=====
* Restated for the adoption of 'Offsetting Financial Assets and Financial Liabilities' (Amendments to IAS 32), (see note 1).

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the year ended 31 December 2014

	2014 Year ended 31 December	2013 Year ended 31 December
	$m	$m

Profit for the year	392	374
Adjustments for:
Net financial expenses	80	73
Income tax charge	208	226
Depreciation and amortisation	96	85
Other exceptional operating items	(29)	(5)
Equity-settled share-based cost	21	22
Dividends from associates and joint ventures	2	5
Other items	4	2
	_____	_____
Operating cash flow before movements in working capital	774	782
Net change in loyalty programme liability and System Fund surplus	58	61
Other changes in net working capital	43	(1)
Utilisation of provisions	(2)	(3)
Retirement benefit contributions, net of costs	(6)	(18)
Cash flows relating to exceptional operating items	(114)	(33)
	_____	_____
Cash flow from operations	753	788
Interest paid	(76)	(74)
Interest received	2	2
Tax paid on operating activities	(136)	(92)
	_____	_____
Net cash from operating activities	543	624
	_____	_____
Cash flow from investing activities
Purchase of property, plant and equipment	(84)	(159)
Purchase of intangible assets	(162)	(86)
Investment in other financial assets	(5)	(154)
Investment in associates and joint ventures	(15)	(10)
Loan advances to associates and joint ventures	(3)	-
Capitalised interest paid	(2)	-
Disposal of hotel assets, net of costs	345	460
Proceeds from other financial assets	49	109
Distribution from associate on sale of hotel	-	17
Proceeds from other associates and joint ventures	-	3
Tax paid on disposals	-	(5)
	_____	_____
Net cash from investing activities	123	175
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	-	5
Purchase of own shares	(110)	(283)
Purchase of own shares by employee share trusts	(68)	(44)
Dividends paid to shareholders	(942)	(533)
Dividend paid to non-controlling interests	(1)	(1)
Transaction costs relating to shareholder returns	(1)	-
Increase/(decrease) in borrowings	382	(1)
Close-out of currency swaps	4	-
	_____	_____
Net cash from financing activities	(736)	(857)
	_____	_____
Net movement in cash and cash equivalents in the year	(70)	(58)
Cash and cash equivalents, net of overdrafts, at beginning of the year	134	195
Exchange rate effects	(9)	(3)
	_____	_____
Cash and cash equivalents, net of overdrafts, at end of the year	55	134
	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE PRELIMINARY FINANCIAL STATEMENTS

1.	Basis of preparation

The audited consolidated financial statements of InterContinental Hotels Group PLC (the Group or IHG) for the year ended 31 December 2014 have been prepared in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and as applied in accordance with the provisions of the Companies Act 2006.   Other than the changes listed below, they have been prepared on a consistent basis using the accounting policies set out in the InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Financial Statements for the year ended 31 December 2013.

With effect from 1 January 2014, the Group has adopted 'Offsetting Financial Assets and Financial Liabilities' (Amendments to IAS 32). The amendment clarifies that to offset financial assets and liabilities, the Group's right of offset must be legally enforceable in the normal course of business, in the event of default, and in the event of insolvency or bankruptcy of the Group and all of the counterparties. Following a detailed review of the Group's cash pooling arrangements which have previously been presented net within cash and cash equivalents, management have determined that the right of offset is not enforceable in all of the above circumstances. As a result, the overdrafts within the cash pools are now shown within current loans and other borrowings. The amendments to IAS 32 are applicable retrospectively, requiring the restatement of prior year comparatives and the presentation of a third statement of financial position as at 31 December 2012. The adoption of the amendments to IAS 32 increases cash and cash equivalents and current loans and other borrowings by $107m in 2014 (2013 $114m, 2012 $192m) but has no impact on the net financial position of the Group nor the reporting of net debt. Cash and cash equivalents presented in the Group statement of cash flows continue to be presented net of overdrafts, as permitted by IAS 7 'Statement of Cash Flows'.

With effect from 1 January 2014, the Group has also adopted Amendment to IAS 36 'Impairment of Assets - Recoverable Amount Disclosures for Non-Financial Assets', Amendment to IAS 39 'Novation of Derivatives and Continuation of Hedge Accounting' and IFRIC 21 'Levies'.  The adoption of these amendments to standards and interpretations has had no material impact on the Group's financial performance or position and there has been no requirement to restate prior year comparatives.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the year. In the case of sterling, the translation rate is $1= £0.61 (2013 $1=£0.64). In the case of the euro, the translation rate is $1 = €0.75 (2013 $1 = €0.75).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the year. In the case of sterling, the translation rate is $1=£0.64 (2013 $1 = £0.60). In the case of the euro, the translation rate is $1 = €0.82 (2013 $1 = €0.73).

3.	Segmental information

	Revenue
		2014	2013
		$m	$m

	Americas	871	916
	Europe	374	400
	AMEA	242	230
	Greater China	242	236
	Central	129	121
		____	____
	Total revenue	1,858	1,903
		====	====

	All results relate to continuing operations.

Profit	2014 $m	2013 $m

Americas	544	550
Europe	89	105
AMEA	84	86
Greater China	89	82
Central	(155)	(155)
	____	____
Reportable segments' operating profit	651	668
Exceptional operating items (note 4)	29	5
	____	____
Operating profit	680	673

Net finance costs	(80)	(73)
	____	____
Profit before tax	600	600
	====	====

All results relate to continuing operations.

Assets	2014 $m	2013 (restated*) $m

Americas	919	1,079
Europe	626	654
AMEA	244	253
Greater China	394	392
Central	346	304
	____	____
Segment assets	2,529	2,682

Unallocated assets:
Non-current tax receivable	34	16
Deferred tax assets	87	108
Current tax receivable	4	12
Derivative financial instruments	2	1
Cash and cash equivalents	162	248
	____	____
Total assets	2,818	3,067
	====	====
* Restated for the adoption of 'Offsetting Financial Assets and Financial Liabilities' (Amendments to IAS 32), (see note 1).

4.	Exceptional items
		2014 $m	2013 $m
	Continuing operations:
	Exceptional operating items
	Administrative expenses:
	Venezuelan currency loss (a)	(14)	-
	Pension settlement cost (b)	(6)	(147)
	Reorganisation costs (c)	(29)	-
	UK portfolio restructuring (d)	(45)	-
	Kimpton acquisition costs (e)	(7)	-
	Litigation (f)	-	(10)
	Loyalty programme rebranding costs (g)	-	(10)
		____	____
		(101)	(167)
	Share of profits of associates and joint ventures:
	Share of gain on disposal of a hotel (h)	-	6

	Other operating income and expenses:
	Gain on disposal of hotels (i)	130	166
		____	____
		29	5
		====	====
	Tax
	Tax on exceptional operating items (j)	(29)	(6)
	Exceptional tax (k)	-	(45)
		____	____
		(29)	(51)
		====	====

These items are treated as exceptional by reason of their size or nature.
a)
Relates to the introduction of the SICAD II exchange rate on 24 March 2014 and its adoption by the Group. Of the three exchange rate mechanisms that currently exist in Venezuela, SICAD II is the most accessible to the Group for converting its bolivar earnings into US dollars. The exceptional loss arises from the one-off re-measurement of the Group's bolivar assets and liabilities from the 'official' exchange rate ($1=6.3 VEF) to the SICAD II exchange rate (approximately $1=50 VEF). The Group has used the SICAD II exchange rate for translating the results of its Venezuelan operations since 1 April 2014.

b)
In 2014, results from a partial cash-out of the UK unfunded pension arrangements and, in 2013, resulted from a buy-in (and subsequent buy-out in 2014) of the Group's UK funded defined benefit obligations with the insurer, Rothesay Life, on 15 August 2013.

c)
Relates primarily to costs incurred in introducing a new HR operating model across the business to provide enhanced management information and more efficient processes, and to implement more efficient processes and procedures in the Group's Global Technology infrastructure to help mitigate future cost increases.

d)	Relates to the cost of securing a restructuring of the UK hotel portfolio which will result in the transfer of 61 managed hotels to franchise contracts.
e)	Relates to acquisition transaction costs incurred in the period to 31 December 2014 on the acquisition of Kimpton, which completed on 16 January 2015.
f)	Related to an agreed settlement in the Greater China region.
g)	Related to costs incurred in support of the worldwide rebranding of IHG Rewards Club that was announced 1 July 2013.
h)	Related to the sale of a hotel owned by an associate in the Americas region.
i)
In 2014, relates to the sale of the InterContinental Mark Hopkins San Francisco and the disposal of an 80.1% interest in the InterContinental New York Barclay and, in 2013, to the sale of the InterContinental London Park Lane (see note 7).

j)
In 2014, the charge comprises $56m relating to the disposal of an 80.1% interest in the InterContinental New York Barclay offset by a credit of $27m relating to a restructuring of the UK portfolio and other reorganisation costs.

k)
In 2013, comprised a deferred tax charge of $63m consequent on the disposal of the InterContinental London Park Lane hotel, together with charges and credits of $38m and $19m respectively from associated restructurings (including intra-group dividends) and refinancings, offset by the recognition of $37m of previously unrecognised tax credits.

5.	Tax
The tax charge on profit from continuing operations, excluding the impact of exceptional items (note 4), has been calculated using a tax rate of 31% (2013 29%) analysed as follows.

	2014	2014	2014	2013	2013	2013
Year ended 31 December	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate

Before exceptional items	571	(179)	31%	595	(175)	29%

Exceptional items	29	(29)		5	(51)
	____	____		____	____
	600	(208)		600	(226)
	====	====		====	====
Analysed as:
UK tax		(5)			(1)
Foreign tax		(203)			(225)
		____			____
		(208)			(226)
		====			====

6.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the year available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the year.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the year.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

Continuing and total operations	2014	2013

Basic earnings per ordinary share
Profit available for equity holders ($m)	391	372
Basic weighted average number of ordinary shares (millions)	247	264
Basic earnings per ordinary share (cents)	158.3	140.9
	====	====
Diluted earnings per ordinary share
Profit available for equity holders ($m)	391	372
Diluted weighted average number of ordinary shares (millions)	250	267
Diluted earnings per ordinary share (cents)	156.4	139.3
	====	====
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	391	372
Adjusting items (note 4):
Exceptional operating items ($m)	(29)	(5)
Tax on exceptional operating items ($m)	29	6
Exceptional tax ($m)	-	45
	____	____
Adjusted earnings ($m)	391	418
Basic weighted average number of ordinary shares (millions)	247	264
Adjusted earnings per ordinary share (cents)	158.3	158.3
	====	====
Diluted weighted average number of ordinary shares (millions)	250	267
Adjusted diluted earnings per ordinary share (cents)	156.4	156.6
	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2014 millions	2013 millions
Basic weighted average number of ordinary shares	247	264
Dilutive potential ordinary shares	3	3
	____	____
	250	267
	====	====

7.	Disposal of assets
		2014	2013
		$m	$m
	Net assets disposed:
	Property, plant and equipment	110	-
	Non-current assets held for sale	228	294
	Other financial asset	5	-
	Net current liabilities	(4)	(6)
		____	____
		339	288

	Gain on disposal of hotels	130	166
	Exchange losses recycled from currency translation reserve	-	46
		____	____
	Total consideration	469	500
		====	====
	Satisfied by:
	Cash consideration, net of costs paid	345	460
	Other financial assets*	52	-
	Intangible assets	50	40
	Investment in associate	22	-
		____	____
		469	500
		====	====

	* Includes $27m deferred consideration subsequently received and included within Proceeds from other financial assets in the Group statement of cash flows.

8.	Dividends and shareholder returns
		2014 cents per share	2013 cents per share	2014 $m	2013 $m
	Paid during the year:
	Final (declared for previous year)	47.0	43.0	122	115
	Interim	25.0	23.0	57	63
	Special	293.0	133.0	763	355
		____	____	____	____	____
		365.0	199.0	942	533	533
		====	====	====	====

	Proposed for approval at the Annual General Meeting (not recognised as a liability at 31 December)
	Final	52.0	47.0	122	121
		====	====	====	====

Under the $500m share repurchase programme announced 7 August 2012, 3.4m shares (2013 9.8m shares) were repurchased in the year to 31 December 2014 for a consideration of $110m (2013 $283m), increasing the total amount repurchased to $500m.  Of the 3.4m shares repurchased in 2014, 2.7m (2013 9.8m) are held as treasury shares and 0.7m (2013 nil) were cancelled.   The total amount of shares held as treasury shares at 31 December 2014 was 11.5m (2013 9.8m).  The cost of treasury shares has been deducted from retained earnings.

On 2 May 2014, the Group announced a $750m return to shareholders by way of a special dividend and share consolidation.  On 30 June 2014, shareholders approved the share consolidation on the basis of 12 new ordinary shares of 15 265/329 p per share for every 13 existing ordinary shares of 14 194/329 p.  The dividend was paid on 14 July 2014.

9.	Net debt
		2014	2013 (restated*)
		$m	$m

	Cash and cash equivalents	162	248
	Loans and other borrowings - current	(126)	(130)
	Loans and other borrowings - non-current	(1,569)	(1,269)
	Derivatives hedging debt values**	-	(2)
		_____	_____
	Net debt	(1,533)	(1,153)
		=====	=====
	Finance lease obligation included above	(218)	(215)
		=====	=====

*	Restated for the adoption of 'Offsetting Financial Assets and Financial Liabilities' (Amendments to IAS 32), (see note 1).
**
In 2013, net debt included the exchange element of the fair value of currency swaps that fixed the value of the Group's £250m 6% bonds at $415m.  An equal and opposite exchange adjustment on the retranslation of the £250m 6% bonds was included in non-current loans and other borrowings.  The currency swaps were closed out in 2014.

10.	Movement in net debt
		2014	2013
		$m	$m

	Net decrease in cash and cash equivalents, net of overdrafts	(70)	(58)
	Add back cash flows in respect of other components of net debt:
	(Increase)/decrease in borrowings	(382)	1
	Close-out of currency swaps	(4)	-
		_____	_____
	Increase in net debt arising from cash flows	(456)	(57)

	Non-cash movements:
	Finance lease obligation	(3)	(3)
	Exchange and other adjustments	79	(19)
		_____	_____
	Increase in net debt	(380)	(79)

	Net debt at beginning of the year	(1,153)	(1,074)
		_____	_____
	Net debt at end of the yea	(1,533)	(1,153)
		=====	=====

11.	Commitments and contingencies

At 31 December 2014, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $117m (2013 $83m).  The Group has also committed to invest in a number of its associates, with an estimated outstanding commitment of $89m at 31 December 2014 (2013 $20m) based on current forecasts.

At 31 December 2014, the Group had no contingent liabilities (2013 $nil).

In limited cases, the Group may provide performance guarantees to third-party hotel owners to secure management contracts.  At 31 December 2014, the amount provided in the financial statements was $2m (2013 $6m) and the maximum unprovided exposure under such guarantees was $29m (2013 $48m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, it is not possible to quantify any loss to which these proceedings or claims under these warranties may give rise, however, as at the date of reporting, the Group does not believe that the outcome of these matters will have a material effect on the Group's financial position.

12.	Events after the reporting period

On 16 January 2015, the Group completed the acquisition of Kimpton Hotels & Restaurants Group, LLC ("Kimpton"), an unlisted company based in the US, for $430m paid in cash. Kimpton is the world's largest independent boutique hotel operator which, together with IHG's Hotel Indigo and EVEN brands, creates a leading boutique and lifestyle hotel business.

The assets and liabilities acquired largely comprise intangible assets, being the Kimpton brand and management contracts, deferred tax assets and goodwill. Due to the close proximity of the acquisition date to the date of these preliminary financial statements, the initial accounting for the business combination is incomplete and the Group is unable to provide a quantification of the fair values of these assets. The fair value exercise is ongoing and it is expected that the Group will include an acquisition balance sheet with its interim results for 2015.

Acquisition transaction costs of $7m were incurred in the year to 31 December 2014.

13.	Group financial statements

The preliminary statement of results was approved by the Board on 16 February 2015. The preliminary statement of results does not represent the full Group financial statements of InterContinental Hotels Group PLC and its subsidiaries which will be delivered to the Registrar of Companies in due course. The financial information for the year ended 31 December 2013 has been extracted from the IHG Annual Report and Financial Statements for that year as filed with the Registrar of Companies.

Auditor's review
The auditors, Ernst & Young LLP, have given an unqualified report under Chapter 3 of Part 16 of the Companies Act 2006 in respect of the full Group financial statements.

[1]Underlying excludes the impact of owned asset disposals, managed leases, significant liquidated damages and exceptional items translated at constant currency by applying 2013 exchange rates.
[2]Fee revenue is defined as Group revenue excluding revenue from owned and leased hotels, managed leases and significant liquidated damages.
[3] Underlying excludes the impact of owned asset disposals, managed leases, significant liquidated damages and exceptional items translated at constant currency by applying 2013 exchange rates.
[4] Underlying excludes the impact of owned asset disposals, managed leases, significant liquidated damages and exceptional items translated at constant currency by applying 2013 exchange rates.
[5] Underlying excludes the impact of owned asset disposals, managed leases, significant liquidated damages and exceptional items translated at constant currency by applying 2013 exchange rates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ H. Patel
Name:	H. PATEL
Title:	COMPANY SECRETARIAL OFFICER

Date:	17 February 2015